Exhibit 16.1

June 1, 2011
United States Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Sagebrush Gold Ltd., formerly The Empire Sports & Entertainment Holdings Co.
Commission File Number 333-150462 and its predecessor Golden Empire, LLC.

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K of Sagebrush Gold Ltd., formerly The Empire Sports & Entertainment Holdings Co. and its predecessor Golden Empire, LLC, to be filed with the Securities and Exchange Commission on or about June 3, 2011, and are in agreement with the statements contained under Item 4.01 paragraphs one through five therein as they relate to our firm. We have no basis to agree or disagree with the other statements of the registrant contained therein.

/s/ J.H. Cohn LLP

Jericho, New York